MISSION:



Timed Health

Since 2008 we believe over the next two decades up to 80% of current physician provided healthcare can be done in a substantial part by our patented technologies among others.

EARLY BIRD HEALTHCARE EFFICIENCY

Prescribed PREFILLED STORED TIMED New Meds and Healthcare

Fully Compliant with FDA and HIPAA regulations.

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

MISSION:

Timed Health

EARLY BIRD HEALTHCARE EFFICIENCY

Fully Patented to enable physicians and patients in the next two decades

TO INCREMENTALLY HELP:

1. Redistribute early healthcare to much earlier, more often immediately.

2. Early healthcare is less costly than healthcare later. In the course of a disease

3. Accelerate healthcare, to decelerate disease.

4. Multiply up to 5 to 10 X the manpower efficiency, sufficiency and

lifetime value of doctor-patient continuity of care.

<u>Comparable Possible Exit Strategies:</u>

Livongo

$ 358 M IPO in 2019

followed by

$37.5 B M&A with Teledocs in 2020

-

Demands

Are increasing for more people to get

 better healthcare

 more often

 more efficiently

 more affordably

1. payers are shifting more of the financial risk

2. onto patients and their physicians

3. both in terms of cost and responsibility for getting it done.

THE NEED

Timed Health

Current Health Care Delays, Time and Money Costs **causing poor health and economic outcomes especially for cumulative changes in diabetes, hypertension and infections**

Including Telehealth 50% of All US Healthcare and

70% of Afterhours Healthcare occurs in EXPENSIVE 24/7 Emergency Departments and All-Night Pharmacies.

Usually ~90% are discharged from ER's

~10% are admitted.

Mass Market Problems

Timed Health

Our Timed Health Technology Manpower Multipliers

Are Incrementally to Erase

1. The Growing Physician and Consumer Manpower and Resource Shortages
2. Falling Physician Incomes
3. Growing Healthcare Inefficiency and Insufficiency
4. Growing Delayed Healthcare
5. Growing Rapid Cumulative Disease Progression and High-Cost Outcomes

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Certain products and services available may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

LEVERAGING 5 ISSUED

Utility Patents

EXTENSIVELY COVERING NOVEL

- *__Medication Predictive Data Science*__*

- *__TELHEALTH__ ***

- *__TELEHEALTHCARE__ ****

- *__TELEMEDICATIONS__ *****

Timed Health

Patents

Timed Health

PRIOITY 2011 DATE

EARLIER than ALL POTENTIAL COMPETITORS

AND Most TeleHealth Companies In General

Created by Healthcare and Data Science Professionals

From Mayo Clinic, Harvard, Stanford U. of Pennsylvania

and Cambridge(UK)

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Our Patents Protect Duly Licensed



**Timed Health Signature Physician Practices (High-End) &
Timed Health Tiered Physician Practices (Mass Market)**

 To TIME and PREFILL

 Early Bird Patient-STORED

 New Healthcare Medications

 In small safe amounts

 Timed to be needed

 One Day to 4 Months into the future

EARLY BIRD
PREVENTIVE THERAPEUTICS

Timed Health

- **PROVIDED** in patented PreFilled chip-labeled Single or Multiple Two-Day Units

- **STORED** by Patients or Nearby 1 Day to 4 Months before: *Likely New Medical Needs. **Trial Needs. ***Reserve Needs.

- **STARTED** when Pre-Authorized before need or in Real Time at the Time of Need.

- **E-ACTIVATED** 24/7 by their Physicians working 40-hour weeks.

SALES OBJECTIVES

Timed Health

A. Timed Health Preventive Therapeutics
B. Assistive Determination & Implementation Software
C. Certified Electronic Medical Records

- High-end and mass-market low-risk patients

- FIRST targeting low risk Diabetes, Hypertension and Infection vulnerable patients.

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Timed Health

ECONOMICS

▪**Direct costs of a visit to an all-night ER and pharmacy ranges from $800 to $2000**

▪**Indirect costs of the loss of time away from work and family ranging from $400 to $2000 for obtaining urgent healthcare**

COMPETITION

Faster Healthcare than **MDVIP and Teledocs**

Faster Medications than **Amazon Pharmacy**.

Comparable Value Potential

- **Livongo**

- **Epic**

- **Cerner**

- **Athenahealth**

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Features for Physicians



While prescribing routine medications in Timed Health and other standard certified electronic medical records :

Determine and Prescribe

- **TIME and PREFILL**
- **Patient-STORED new healthcare medications**
- **Distribute and Supervise**
- **Pre-authorize and in real time authorize when the medication is to be started**

Certain products and services available may be covered by one or more of the following
U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Features for Patients

STORE and START these new therapies

For changes in health which are TIMED to be approximately

40% to 80% likely to be needed within the next 4 months.

REIMBURSEMENT

Timed Health

Direct-to-Consumer* Health Savings Accounts * Pre-Tax Employee Health Benefit*

1. Assistive Technology Fees to Determine:

   Early Bird Stored Timed New Meds

   Monetized through tiered Timed Health Memberships

2. Assistive Technology Fees to Implement:

   Early Bird Stored Timed New Meds

Fees are based on frequency of use, urgency, time of day and complexity.

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Certain products and services available may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039

Timed Health

BLOCKCHAIN-CAPABLE: MASTER SYSTEM



Entry Time/Date Stamp Hash
B-C 5/3/2017 @ 23:12/56 @$^
C-F 5/10//2016 @ 13:10/45 #%&
Patient
Specialist
Primary Care Physician
A
B
C
D
E
F
Decentralized Peer-to-Peer Network
Home Hospital
Insurer/Payer
Pharmacy

Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.





REVENUE STREAMS PATENTED PREMIUM AND MASS MARKET

Timed Health

Direct to Consumer
Timed Health Standard
Technology Platform

<u>FY1</u>
<u>Series A1</u>
Tiered Direct Pay Membership
Low Risk
<u>New Meds Determinations</u>
FYI Only Online
For Consumers Payers and Providers Information Only

01
02
03
04

<u>FY4 to FY5</u>
<u>IPO</u>
If Market Conditions are Favorable
or Series D
For Growth







<u>FY1 to FY2</u>
<u>Series A2</u>
<u>New Meds Implemenation</u>
Assistive Technology
Sales to and
Integration with Existing
Electronic Health Records
.

Intelligence Sales

<u>FY 2 to FY 3</u>
<u>Series B</u>
<u>Timed Health Electronic Health Record Sales</u>
Technologies and Support
Transforming standard
physician practices to high-end
<u>Timed Health Signature Physician Practices</u>

<u>FY3 to FY4</u>
<u>IPO</u>
If Market Conditions Favorable
or Series C
For Growth



Certain products and services available from Timed Health Corporation may be covered by one or more of the following U.S. Patents: 10,468,131; 9,907,730; 9,224,180; 9,202,253; 8,751,039.

Management Team

TEAM

Timed Health

- **Executive Co-Chairman Gerard S. O’Connor MD FACS AOA**. Co-Founder Angel Investor. Surgeon University of Maryland. Medical and Surgical Practice 3 Decades. Georgetown University BS. MD. George Washington University Surgery Board Certification. Lieutenant Colonel Retired Maryland Defense Force, 10th Medical Regiment, Medical Support for the National Guard. Current Maryland Health Care Commissioner.

- **Executive Co-Chairman Matt O’Connor,** Co-Founder Angel Investor. US Naval Officer. Prior Jet Aviator. Systems Engineer Annapolis US Naval Academy BS, Cornell MS. Executive at Allegheny Technologies

- **CEO James Applebach**, Co-Founder. Prior Executive Amazon. Prior CEO Cued Inc.

- **President Suzanne Kay**, Healthcare BSN Toledo University. MBA Pepperdine. Prior Integrated Delivery Networks Provider. Early-Stage Healthcare Companies Investor.

Board of Directors Non-Executive Members 2020 to 2022

Jane Scaccetti, Drucker and Scaccetti Tax Warriors
Saul Reibstein Prior Partner BDO. CBIZ. CFO Fortune 500
John C. Mathews, Prior Healthcare Strategist KPMG

Advisory

Timed Health

- *2011 Rob Tibshirani PhD and Jerry Friedman PhD*
  Stanford Department of Statistics. Machine Learning Pioneers.

- *2011 Stefanos Poulis, Machine Learning Scientist*

- *2011 Espir Kahatt Engineer Electromechanical integration*

- *2011 Andreas Vlachos PhD, University of Cambridge, UK. Senior Lecturer, Natural Language Processing*

- *2016 Anne Merritt MD, Stanford Department of Medicine.*
  Head of Health Product, Strategy & Operations, Google Search

- *2018 Jeff Skinner, Prior VP Hewlett Packard Enterprises and Block Chain*

- *2019 Hadley Reynolds, Cognitive Computing Consortium, AI Pioneer*

- *2019 Satish Srinivasan, CEO DIRX Pharmacy*

- *2020 WhenMed VC LLC Venture Capital and Intellectual Property . Investors. Legal , Technology and Healthcare Experts*

- *2020. The Professionals VC LLC is compromised of Investors and Professional Service Providers. Controllers UCI MBA. Technology. IP. MD. Board Certifications Stanford. University of Pennsylvania. University of California. Harvard. Mayo Clinic Rochester. University of the Sciences PharmD. Consultants Healthcare Businesses.*

- *2020 Steven Lee, Engineer Autonomous Vehicles, Tesla. GM.*

- *2021 Ernie Toth, Finance, prior CFO EHE Health, Aris Global, multiple healthcare successful exits*